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[redacted]

15047632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

SEC FILE NUMBER
8- 68240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmetto Advisory Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Yellowthroat Lane
(No. and Street)

Kiawah Island, SC 29455
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derrick Grava 843-768-2535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer Walker, LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, Derrick M. Grava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmetto Advisory Group, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO
Title

CHRISTOPHER M MILLER
Notary Public, South Carolina
My Commission Expires
January 13, 2025

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMETTO ADVISORY GROUP, LLC

Financial Statement
for the Year Ended December 31, 2014 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Palmetto Advisory Group, LLC:

We have audited the accompanying financial statement of Palmetto Advisory Group, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Palmetto Advisory Group, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Palmetto Advisory Group, LLC as of December 31, 2014, in accordance with generally accepted accounting principles in the United States of America.

Greer Walker LLP

February 26, 2015

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	25,923
Commissions receivable		71,895
Other assets		1,393
TOTAL ASSETS	$	99,211
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accrued expenses	$	24,326
Total liabilities		24,326
MEMBERS' EQUITY:		
Total Equity		74,885
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	99,211

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker dealer. The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis. The Company has Financial Industry Regulatory Authority (FINRA) approval as a mutual fund retailer, for the creation and marketing of private placements, and for investment banking activity. The Company does not take custody of client assets, does not settle mutual fund trades, accept direct investments, or take custody of customer assets.

The Company is a member of FINRA and the Securities Investor and Protection Corporation (SIPC). The Company also has an affiliated investment advisor, Palmetto Advisory, LLC, which is registered in the state of South Carolina.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition - The Company has contracts under which it receives non-refundable retainers from investment managers. Retainers are typically due and recognized on the first day of each month. The Company receives commission income when referred clients purchase funds of a mutual fund client and on a periodic basis as referred clients maintain balances in the mutual fund.

Income Taxes – The Company has elected to be taxed as a subchapter "S" corporation. Under this election the Company's taxable income and tax credits are passed through to its members for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2014, the tax years ended December 31, 2011 through 2014 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2014.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 26, 2015, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $73,492 which was $68,492 in excess of its required net capital of $5,000. As of December 31, 2014, the Company's ratio of aggregate indebtedness to adjusted net capital was .33 to 1.

3. OPERATING AGREEMENT

The members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred. The agreement also stipulates that the Company shall be dissolved upon the death, permanent incapacity, bankruptcy, retirement, resignation, or expulsion of a member, unless the remaining members elect within 30 days of the occurrence of one of these events to continue the legal existence of the Company.

4. RELATED PARTY TRANSACTIONS

The Company leases office space from two of its members under an annually renewable lease agreement. For the year ended December 31, 2014, rent expense under this agreement was $6,000. The current lease expires in July 2015. Minimum lease payments totaling $3,500 are due under this lease in 2015.

5. CONCENTRATIONS

During the year ended December 31, 2014, the Company generated all of its revenues under marketing agreements with eight investment managers.